P.E. 12/31/01

02014429

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-6 of the Securities Exchange Act of 1934

TRANZ RAIL HOLDINGS LIMITED
(Registrant's Name As Specified In Its Charter)

LEVEL 1, CLEAR CENTRE,
CNR NORTHCOTE & TAHAROTO ROAD,
TAKAPUNA, AUCKLAND, NEW ZEALAND
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No ✓

	Page
Second Quarter and Half Year Result for the Period Ended 31 December 2001	2
Tranz Rail Holdings Limited Press Briefing dated 7 February 2002	15

TRANZ RAIL

MEDIA RELEASE
7 FEBRUARY 2002

Second Quarter and Half Year Result for the Period Ended 31 December 2001

Auckland, New Zealand - - Tranz Rail Holdings Limited [NZSE : TRH] [NASDAQ : TNZR] today reported its financial result for the second quarter and for the six months to 31 December 2001.

Summary Commentary

Tranz Rail Holdings Limited announced today a net profit of NZ$43.3 million for the six months ended 31 December 2001 – a NZ$50 million improvement on the NZ$6.7 million net loss recorded for the same period last year.

The result includes the net profit on the sale of the Auckland corridor (NZ$58.3 million) and the Tranz Scenic business (NZ$5.8 million). Tranz Rail has recognised only half of the gain on the sale of Tranz Scenic because it has retained a 50% equity interest in the new holding and operating company, Tranz Scenic 2001 Limited.

The net profit also includes a NZ$14.1 million provision created at 31 December 2001 to cover redundancies and related costs associated with the outsourcing of some of Tranz Rail's engineering functions which will take place in the next quarter.

The operating profit for the six month period, adjusted for abnormal items, was NZ$13.7 million compared to NZ$17.3 million in the same period last year.

Chief Financial Officer Mark Bloomer said the result reflected the impacts of Tranz Rail's major restructuring programme, announced in October 2000.

In the past 15 months Tranz Rail had:

- Completed the sale of its long distance passenger business, Tranz Scenic;
- Concluded the sale of the Auckland corridor;
- Outsourced its call centre, and
- Signed contracts for the outsourcing of its motive power and infrastructure engineering businesses, as well as the supply of forklifts.

Tranz Rail had also taken significant steps towards its goal of improving the performance of its freight operations, introducing a year-round freight-capable fast ferry service, and re-engineering its entire rail freight business so that is it based around fixed capacity, scheduled train services. The latter change, involves a shift to containerisation of freight services so that containerised freight is lifted on and off flat-top wagons, reducing the need for shunting of wagons.

Mr Bloomer said the company had made excellent progress on its restructuring. "Most of the projects have been completed, or will be concluded in the latter half of this financial year, allowing the company to start the next financial year with a clean slate.

"Such dramatic change has involved some pain. For example, we have had to take a hard look at some of our freight business to ensure that we were operating profitable services. This has been particularly so in forestry, where we have rationalised low-margin traffic that was not providing a sufficient return. Equipment that was previously used for this marginal traffic has been reassigned to profitable business or retired from the fleet. This is in line with our intention to achieve a better utilisation of our assets."

Total freight revenue declined by 4.2% on the corresponding six months last year. Aside from the decline in forestry revenue, lower volumes of manufactured products resulted from a weaker domestic economy. Offsetting this was a revenue gain from commercial vehicle traffic on The Interisland Line.

Mr Bloomer said the second half of the year would focus on bedding in the new containerised freight services to enable the company to capture new freight business. "These services are already leading to a big improvement in on-time running and efficiency which will be key to remaining competitive in the freight business."

Additionally, Tranz Rail looked forward to progressing negotiations on the sale of the Wellington Tranz Metro passenger business.

Detailed Commentary
Result for the Second Quarter Ended 31 December 2001

Net profit for the quarter ended 31 December 2001 was NZ$50.8 million or 39 cents per ordinary share (diluted), compared to NZ$9.8 million (8 cents per ordinary share (diluted)) from the quarter ended 31 December 2000.

Total revenue for the quarter of NZ$223.6 million increased NZ$61.1 million (38%) compared to the corresponding quarter in the 2001 financial year. During the quarter, the Company announced the successful completion of the sale of its Tranz Scenic business, and the sale of the Auckland Corridor, and the increase in revenue is primarily attributable to the net profits realised on the sale of these assets.

Freight revenue of NZ$114.1 million decreased NZ$7.7 million (6%) compared to the corresponding quarter in the prior year. Freight revenue for the quarter in the key product sectors was as follows:

	Quarter ended 31 December			
	2001 (NZ$ millions)	**2000** (NZ$ millions)	**Change** (NZ$ millions)	
Agricultural and food products	41.8	46.0	(4.2)	(9.1)%
Manufactured products	18.2	19.7	(1.5)	(7.6)%
Forestry products	14.0	18.7	(4.7)	(25.1)%
Coal	8.8	8.6	0.2	2.3%
Fertiliser, minerals and aggregates	3.0	3.9	(0.9)	(23.1)%
Other freight	28.3	24.9	3.4	13.7%
Total	**114.1**	**121.8**	**(7.7)**	**(6.3)%**

Agricultural and food products revenue decreased this quarter, due principally to changes in ship rotations reducing the average rail haul distance. Also, some business previously transported by rail was lost to road. This is believed to be a temporary disruption caused by the transition to new train operating arrangements and a new booking system. The reduction in volumes was partly offset by an increase in yield showing the full effect of rate increases implemented in the second quarter of the previous year.

Manufactured products revenues this quarter were adversely impacted by lower volumes generally, reflecting a continuation of the slower domestic economy this quarter and reduced export steel. The reduction in volumes has been partly offset by an improvement in average rates.

Forestry products revenue decreased as volumes were affected by the rationalisation of low margin traffic where adequate returns were not being achieved.

Coal revenue increased due to greater export coal volumes.

Fertiliser, minerals and aggregates revenue decreased due to reduced volumes. The lower volumes were due to a change in the distribution pattern of a major customer.

Other freight revenue includes commercial vehicle movements on the interisland ferries, Tranz Link International revenue, operations at Metroport and other miscellaneous freight activities. The increase from the same period last year is due primarily to the increase in The Interisland Line commercial vehicle revenue following the withdrawal of a competitor from the market in November 2001. Additionally, there has been an increase in Metroport volumes compared with the second quarter of the 2001 financial year.

Passenger revenue of NZ$38.5 million increased by NZ$1.1 million (3%) compared to the corresponding quarter in the 2001 financial year. The increase principally resulted from an increase in interisland passenger revenue due to *The Lynx* fast ferry service not operating for the full comparative quarter. Offsetting this increase was a reduction in Tranz Scenic passenger revenue following the closure of non-profitable services in October 2001. Revenue from urban Tranz Metro passenger services was similar to the corresponding quarter in the previous year.

Miscellaneous revenue of NZ$71.0 million increased by NZ$67.7 million compared to the corresponding quarter in the 2001 financial year.

In December, the Company finalised negotiations to sell the Auckland Corridor and the Tranz Scenic business and the Company has accounted for these transactions in the current quarter. The Auckland Corridor was sold for NZ$81 million, of which NZ$75 million was received in December. The remaining NZ$6 million will be received on satisfactory conclusion of the negotiations over train control and track maintenance, and other interim services. The Company recorded a gain on sale of the Auckland Corridor of NZ$58.3 million in the current quarter.

In December, the Company also finalised negotiations to sell its *Tranz Scenic* long-distance passenger business for a total price of NZ$33 million. The Company accounted for this sale in the current quarter, and has recognised a gain on sale of NZ$5.8 million, which represents half of the full gain on sale of the business. Under the terms of sale, the Company has retained a 50% interest in the business, and therefore the remaining 50% of the gain has been offset against the gross investment in Tranz Scenic 2001 Limited, the associate company formed to acquire the business.

Operating costs for the quarter totalled NZ$167.2 million, an increase of NZ$16.2 million (10.7%) on the corresponding quarter in the 2001 financial year. However, before reorganisation costs, operating costs for the quarter decreased by NZ$4 million (2.6%). The cost decrease mainly resulted from a reduction in fuel and traction electricity costs after a sustained period of inflated fuel prices, reduced casualties and insurance costs due to a number of derailments and incidents that adversely affected the result for the comparative quarter, and non-recurring fleet reconfiguration costs incurred in the prior year.

Operating costs are analysed as follows:

	Quarter ended 31 December			
	2001 (NZ$ millions)	**2000** (NZ$ millions)	**Change** (NZ$ millions)	
Labour and related costs	52.4	50.6	(1.8)	(3.6)%
Lease and rental costs	17.2	15.9	(1.3)	(8.2)%
Contractor costs	17.2	15.9	(1.3)	(8.2)%
Fuel and traction electricity	15.1	19.7	4.6	23.4%
Depreciation	12.2	12.4	0.2	1.6%
Purchased services	12.1	12.1	-	-
Materials and supplies	8.0	8.2	0.2	2.4%
Casualties and insurance	2.9	6.3	3.4	54.0%
Other expenses	9.9	9.9	-	-
Operating costs before Reorganisation	**147.0**	**151.0**	**4.0**	**2.6%**
Reorganisation costs	20.2	-	(20.2)	-
Total	**167.2**	**151.0**	**(16.2)**	**(10.7)%**

Labour and related costs increased by NZ$1.8 million (3.6%) over the comparative period in the 2001 financial year. This is due mainly to a one-time adjustment to annual leave provisions to reflect increased entitlements, and also the inflationary impact of wage adjustments. In contrast to this average full time equivalent staff numbers for the quarter was 4,068, which included 234 staff employed in capital programmes compared with 4,134, including 212 capital programme staff at 31 December 2000, the net effect being a decrease in operating staff of 88. The reduced staffing is affected by the Company outsourcing its Reservation Call Centre on 1 October 2001 and some 95 employees accepting employment with the service provider.

Lease and rental costs have increased compared to the same period in the 2001 financial year. However, in the current period, the Company has had the benefit of running *The Lynx* year round fast ferry service through the entire quarter. While the comparative quarter had a shorter rental period for *The Lynx*, this was partly offset by costs associated with the reconfiguration of The Interisland Line fleet.

Contractor costs increased compared to the same quarter last year. The Company's Distribution Services Group has renegotiated the terms of its contracts with Owner-Drivers towards more variable rates to reflect seasonal fluctuations in freight volumes; this is in contrast to the prior period when a lower averaged amount was incurred.

Fuel and traction electricity costs decreased this quarter compared to last year, due to the reduced fuel costs. This results from a market correction of average prices for rail diesel fuel and light fuel oil.

Depreciation is comparable with the same period in the 2001 financial year.

Purchased services were at a similar level to last year. Last year's costs included a non-recurring increase in ferry costs in the December quarter.

However, the current year's costs now include costs of outsourcing the Company's Passenger Reservation Call Centre with effect from 1 October 2001.

Materials and supplies were consistent with the same quarter in the 2001 financial year.

Casualties and insurance costs in the comparative quarter were adversely impacted by two major incidents, namely a head on collision and derailment in the Middleton yard and a milk train derailment at Kai Iwi.

Other expenses were consistent with the same quarter in the 2001 financial year.

Reorganisation costs of NZ$20.2 million were accounted for during the quarter in relation to the Company's organisational change programme. The majority of these costs relate to the outsourcing of engineering functions and includes a 31 December 2001 provision of NZ$14.1 million in relation to redundancy and related costs committed at 31 December 2001 to complete and transition the motive power, infrastructure and forklift transactions signed in December 2001.

Operating profit for the quarter was NZ$56.4 million compared to NZ$11.5 million for the corresponding quarter in the 2001 financial year. Excluding the gains realised on the sale of the Auckland Corridor and Tranz Scenic assets, and reorganisation costs incurred in the quarter, the operating profit for the quarter was NZ$12.5 million, an increase of NZ$1.0 million over the same quarter in the 2001 financial year.

Net interest expense and deferred financing costs amortisation for the quarter was NZ$5.7 million, a decrease of NZ$0.1 million (1.7%) from the prior year quarter. The decrease resulted mainly from a decrease in average interest rates during the period. Proceeds received in December from the sale of the Auckland Corridor and Tranz Scenic assets were used to retire debt. The benefit of reduced interest costs from lower borrowing levels will be seen in the next quarter.

Tax expense for the quarter was nil due to allowable tax deductions in determining taxable income. The tax credit in the comparative period of NZ$4.1 million resulted from the write back of the deferred tax provision due to tax losses generated in the period that became available to offset this amount.

Equity earnings from the Company's investment in Australian Transport Network Limited (ATN) and Tranz Scenic 2001 Limited (for the period from 18 to 31 December 2001) for the quarter was NZ$97,000 compared to a loss of NZ$6,000 in the comparative year.

Result for the Half Year Ended 31 December 2001

Net profit for the six months ended 31 December 2001 was NZ$43.3 million or 33 cents per ordinary share (diluted) compared to a net loss of NZ$6.7 million or (5) cents per ordinary share for the six months ended 31 December 2000 (diluted).

Total revenue for the six months was NZ$366.9 million compared to NZ$305.7 million in the corresponding period of the prior financial year. The Company announced the completion of the sale of its Tranz Scenic business and the sale of the Auckland Corridor, and the increase in revenue includes the net profit on the sale of these assets.

Freight revenue was NZ$221.5 million, a decrease of NZ$9.6 million (4.2%) compared to the corresponding period in the 2001 financial year. Freight tonnage and revenue tonne kilometres decreased by 5% and 9% respectively, but were partly offset by an improvement in freight rates. Also, there was a comparative increase in revenue from commercial vehicles since *The Lynx* fast ferry service did not operate for the full first six months in the 2001 financial year.

Freight revenue for the six months by key product sector was:

	Six Months to 31 December			
	2001 (NZ$ millions)	**2000** (NZ$ millions)	**Change** (NZ$ millions)	
Agricultural and food products	79.5	80.3	(0.8)	(1.0)%
Manufactured products	35.0	38.9	(3.9)	(10.0)%
Forestry products	30.2	37.8	(7.6)	(20.1)%
Coal	17.9	17.1	0.8	4.7%
Fertiliser, minerals and aggregates	6.1	8.2	(2.1)	(25.6)%
Other freight	52.8	48.8	4.0	8.2%
Total	**221.5**	**231.1**	**(9.6)**	**(4.2)%**

Agricultural and food products revenue and volumes decreased primarily as a result of changes to ship rotations adversely affecting the average haul length. The lost volume is offset to some degree by increased rates.

Manufactured products include a wide range of customers operating mainly in the domestic market. Lower revenue for this six month period is due to lower volumes, resulting from a weaker domestic economy. There was also lower volumes of export steel. These adverse volume variances were offset partly by an improvement in average rates.

Forestry products revenue decreased as volumes were adversely affected by the rationalisation of low margin traffic where adequate returns were not being achieved and capital expenditure would otherwise have been required to upgrade the equipment. Equipment previously used on low margin traffic has either been reassigned to profitable business, or retired from the fleet.

Additionally, volumes have also declined as a result of lower export demand and an associated slowing of production at customers' plants.

Coal revenue increased mainly as a result of volume increases in export coal.

Fertiliser, minerals and aggregates revenue decreased due to reduced volumes although there has been an improvement in average rates. The reduction in volumes resulted from low margin business lost following the retirement of the Company's four-wheeled wagons, and a change in the distribution patterns of a significant customer.

Other freight increased due to an increase in Metroport operations, and an increase in commercial vehicle movements on the interisland ferries following the withdrawal of a competitor from the market in November 2001.

Passenger revenue was NZ$68.2 million, an increase of NZ$4.3 million (6.7%) compared to the corresponding six months in the 2001 financial year. The increase is due mainly to additional fast ferry passenger revenue since *The Lynx* did not operate for the full six-month comparative period. This increase was offset by a reduction in long-distance passenger fare revenue following the closure of non-profitable services in October 2001.

Miscellaneous revenue of NZ$77.2 million compared with NZ$10.7 million in the comparative period in the 2001 financial year. In December, the Company finalised agreements to sell the Auckland Corridor, and the Tranz Scenic business. The Company recorded a gain on sale of the Auckland Corridor of NZ$58.3 million in the current half year. The Company has retained a 50% equity interest in Tranz Scenic 2001 Limited, the company that purchased the Tranz Scenic business. As a result, the Company has only recognised 50% of the gain on sale of the Tranz Scenic business which amounted to NZ$5.8 million with the remaining 50% of the gain on sale being deducted from the gross investment in Tranz Scenic 2001 Limited.

Operating costs were NZ$312.8 million, an increase of NZ$7.9 million (2.6%) on the corresponding period for the 2001 financial year. Operating costs before reorganisation costs were NZ$289.1 million, an increase of NZ$0.7 million (0.2%) compared to the corresponding period for the 2001 financial year.

Operating costs for the six months by major category were:

	Six Months to 31 December 2001 (NZ$ millions)	2000 (NZ$ millions)	Change (NZ$ millions)	
Labour and related costs	102.3	101.9	(0.4)	(0.4)%
Lease and rental costs	34.9	27.9	(7.0)	(25.1)%
Fuel and traction electricity	32.1	35.8	3.7	10.3%
Contractor costs	31.5	31.4	(0.1)	(0.3)%
Depreciation	25.3	24.9	(0.4)	(1.6)%
Purchased services	24.9	24.0	(0.9)	(3.8)%
Materials and supplies	15.4	14.6	(0.8)	(5.5)%
Casualties and insurance	4.0	9.1	5.1	56.0%
Other expenses	18.7	18.8	0.1	0.5%
Operating costs before reorganisation	**289.1**	**288.4**	**(0.7)**	**(0.2)%**
Reorganisation costs	23.7	16.5	(7.2)	(43.6)%
Total	**312.8**	**304.9**	**(7.9)**	**(2.6)%**

Labour and related costs increased NZ$0.4 million over the comparative period. The increase was due to a one time adjustment to annual leave provisions in December 2001 and the impact of wage inflation resulting from the settlement of the Collective Agreement which provided staff under this agreement with a 1.3% increase with effect from 1 November. In contrast to this, with effect from 1 October 2001, the Company outsourced its Reservations Call Centre resulting in a reduction of 95 employees.

Lease and rental costs increased by NZ$7.0 million compared to the costs in the previous half year due to *The Lynx* fast ferry service, which is now a year-round service. *The Lynx* did not operate for the full six months in the comparative period, although the comparative costs did include a provision for the lease obligation for *Condor Vitesse*, which was terminated as part of The Interisland Line fleet reconfiguration.

Fuel and electricity costs have decreased by NZ$3.7 million compared with the previous half year. After a sustained period of inflated rail diesel and light fuel oil prices, the company's costs have been favourably impacted by reduced fuel prices compared with the previous half year. The current half year costs also reflect higher electricity costs incurred in the first quarter, but electricity prices have since returned to more normal levels.

Contractor costs are similar to those incurred in the comparative period.

Depreciation has increased compared to last year as a result of an increase in the Company's depreciable fixed asset base.

Purchased services costs have increased following costs relating to the outsourcing of the Company's passenger Reservation Call Centre with effect from 1 October 2001. Offsetting this cost increase is the favourable impact of the non-recurring write-off in the comparative period of unamortised survey costs in relation to the *Condor Vitesse*.

Material and supply costs continue to be adversely impacted by the relatively weak NZ dollar which impacts the cost of replacement parts. Material and supply costs were also adversely impacted by one-time costs associated with projects to prepare Tranz Rail sites for the outsourcing of maintenance operations.

Casualties and insurance costs last year were impacted by a number of incidents in the first six months, notably the closure of the Main South Line following flooding, a head on collision and derailment in the Middleton yard, and a milk train derailment at Kai Iwi. The favourable impact of the reduced number of incidents in the six months to 31 December 2001 is partly offset by higher insurance cost.

Other expenses are consistent with the comparative period in the prior year.

Reorganisation costs of NZ$23.7 million have been incurred during the period, primarily in relation to outsourcing and re-engineering of operational functions. This amount includes a 31 December 2001 provision of NZ$14.1 million that has been raised to cover committed redundancy and related costs in relation to the motive power, infrastructure and forklifts outsourcing contracts that were signed in December 2001. In the comparative period of the 2001 financial year, a provision for organisational change of NZ$16.5 million was made to cover the costs of executive and management change, relocation of certain marketing and corporate functions to Auckland and the outsourcing and re-engineering of certain operational functions.

Operating profit for the six months was NZ$54.1 million. Excluding the impact of the gains realised on the sale of the Auckland Corridor and Tranz Scenic assets, and reorganisation costs, the operating profit was NZ$13.7 million, compared to NZ$17.3 million in the corresponding period of the 2001 financial year.

Net interest expense and deferred financing costs amortisation for the six months was NZ$11.2 million, compared to NZ$11.6 million for the same period last year. The decrease is due mainly to lower average interest rates.

Tax expense of nil compares to a tax credit of NZ$4.1 million for the six months to 31 December 2000. The tax credit resulted from the write back of the opening deferred tax provision due to tax losses generated in the period which became available to offset the liability recorded at 30 June 2000.

Equity earnings from the Company's investment in ATN and Tranz Scenic 2001 Limited (for the period from 18 to 31 December) contributed NZ$366,000 compared to NZ$11,000 in the corresponding period of the 2001 financial year.

Shares of Tranz Rail Holdings Limited are publicly traded on the New Zealand Stock Exchange under the symbol TRH and the US American Depositary Shares (ADS) of the Company are traded on the NASDAQ National Market System under the symbol TNZR (each ADS is equivalent to three (3) shares). The Company operates the only commercial railroad in New Zealand, offering an integrated network of rail, road, air and sea distribution and logistics management services that provides customers with transport solutions in the Australasian market place and passenger transport in New Zealand. Freight and passenger services utilise 3,900 route kilometres (2,400 route miles) of track, approximately 256 locomotives, 5,300 wagons (freight cars), 68 carriages (passenger railcars), 154 self propelled passenger railcars, 3,500 shipping containers and two roll-on roll-off ferries and one fast ferry between the North and South Islands. The Company holds a 50% equity interest in Tranz Scenic 2001 Limited which operates long distance rail passenger services in New Zealand utilising approximately 24 locomotives, 92 carriages (passenger railcars) and 6 self propelled passenger railcars. The Company also holds a 27% equity interest in Australian Transport Network Limited which operates in Victoria and New South Wales and provides freight services in Tasmania, Australia, utilising 891 route kilometres (555 route miles) of track, approximately 50 locomotives and 700 wagons (freight cars). (http://www.tranzrail.co.nz)

Contact:
Mr Mark Bloomer
Executive Manager and Chief Financial Officer
Domestic: 09 270 5046
International: 64 9 270 5046
Facsimile: 64 9 270 5039

TRANZ RAIL HOLDINGS LIMITED
(TRH:NZSE)
(TNZR:NASDAQ)

	Quarter Ended 31 December 2001	2000
	(unaudited) (NZ GAAP)	
NEW ZEALAND DOLLARS		
(in millions except per share data)		
Total revenue	223.6	162.5
Total operating costs	167.2	151.0
Operating profit	56.4	11.5
Net profit	50.8	9.8
Average ordinary shares outstanding (diluted) (in thousands)	129,929	128,451
Earnings per ordinary share (diluted)	$ 0.39	$ 0.08

	Quarter Ended 31 December 2000 (b)	1999 (b)
	(unaudited) (NZ GAAP)	
UNITED STATES DOLLARS		
(in millions except per ADS data)		
Total revenue	92.8	66.5
Total operating costs	69.4	61.8
Operating profit	23.4	4.7
Net profit	21.1	4.0
Average American Depositary Share equivalents outstanding (diluted) (in thousands) (a)	43,310	42,817
Earnings per American Depositary Share equivalent (diluted) (a)	$ 0.49	$ 0.09

(a) One American Depositary Share (ADS) represents three ordinary shares.

(b) New Zealand dollar amounts have been translated into US dollars for convenience at the average daily rate of NZ$1.00 = US$0.4151 and NZ$1.00 = US$0.4093 for the quarters ended 31 December 2001 and 31 December 2000, respectively, based on the noon buying rate for New Zealand dollars as reported by the Federal Reserve Bank of New York.

TRANZ RAIL HOLDINGS LIMITED
(TRH:NZSE)
(TNZR:NASDAQ)

	Six Months Ended 31 December	
	2001	**2000**
	(unaudited)	
	(NZ GAAP)	
NEW ZEALAND DOLLARS		
(in millions except per share data)		
Total revenue	366.9	305.7
Total operating costs	312.8	304.9
Operating profit	54.1	0.8
Net profit/(loss)	43.3	(6.7)
Average ordinary shares outstanding (diluted) (in thousands)	129,713	127,544
Earnings per ordinary share (diluted)	$ 0.33	$ (0.05)

	Six Months Ended 31 December	
	2001 (b)	**2000 (b)**
	(unaudited)	
	(NZ GAAP)	
UNITED STATES DOLLARS		
(in millions except per ADS data)		
Total revenue	153.0	130.0
Total operating costs	130.5	129.6
Operating profit/(loss)	22.5	0.4
Net profit/(loss)	18.1	(2.8)
Average American Depositary Share equivalents outstanding (diluted) (in thousands) (a)	43,238	42,515
Earnings per American Depositary Share equivalent (diluted) (a)	$ 0.42	$ (0.07)

(a) One American Depositary Share (ADS) represents three ordinary shares.

(b) New Zealand dollar amounts have been translated into US dollars for convenience at the average daily rate of NZ$1.00 = US$0.4171 and NZ$1.00 = US$0.4252 for the six months ended 31 December 2001 and 31 December 2000, respectively, based on the noon buying rate for New Zealand dollars as reported by the Federal Reserve Bank of New York.

TRANZ RAIL

TRANZ RAIL HOLDINGS LIMITED

PRESS BRIEFING
7 FEBRUARY 2002

QUARTER & SIX MONTH PERIOD
ENDED 31 DECEMBER 2001

Strategic Plan Sale of Non Core Businesses

Tranz Scenic

- Tranz Scenic sale concluded 19 December 2001 with West Coast Railways (Australia) principals Don Gibson & Gary McDonald
- Tranz Rail took 50% equity stake in new company Tranz Scenic 2001 Ltd
- Business sold for $33 million, ASB financed $20 million debt, $10 million equity, $3 million pref shares
- Proceeds used to retire TRL debt

Auckland Rail Corridor

- Auckland deal finalised with government 24 December 2001
- The lease and infrastructure assets sold for a price of $81 million
- $75 million was received immediately and was used to retire debt. Balance of $6 million to be received when final details of train control and maintenance finalised. This is expected March 2002
- Auckland region councils would be able to purchase Tranz Rail's existing Auckland commuter trains for $3 million
- Tranz Rail will retain responsibility for train control and maintenance for at least five years, in return for an annual fee to Tranz Rail of $2.85 million
- Tranz Rail will retain certain rights, including advertising revenue and certain rental income
- Government will work with TRL to discuss variations to terms of master lease

Wellington Metro

- Work on the sale of Tranz Metro Wellington has now commenced

Strategic Plan - Core Business Units

General

- 15 months into change process
- Management team and organisation restructured around strategic programme and individual lines of business : Rail Services Group, Distribution, IIL

Rail Services Group

- Simple rail; fixed capacity scheduled interisland rail freight services; lift on lift off to eliminate shunting; 14 container transfer sites now in operation
- Gone live with new freight booking system which includes better tracking of consignments. Some initial problems but it is now progressing well
- Improved reliability, customer service, efficiency, safety
- Rationalisation of locomotive and equipment fleet
- Track / infrastructure maintenance outsourced to Transfield. A three year $150 million contract
- Locomotive maintenance services outsourced to Alstom NZ Ltd. A seven year $200 million contract
- Forklifts operation outsourced to Goughs Forklifts for five years. Sold forklift fleet for $8 million, expect improved utilisation of assets/improved reliability
- Working through plans to outsource wagon maintenance services and freight terminal services
- Settled outsourcing contracts provide a net cash benefit of about $25 million to TRL plus ongoing cost savings of 10% pa

Strategic Plan - Core Business Units

Distribution

- New management team
- New operational and financial systems
- New operating and management culture being developed

IIL

- Fleet reconfiguration completed last year
- Outsourcing of call centre completed. Reservation centre for IIL/Tranz Scenic outsourced to Teletech (50 people)
- Terminal facility and loading area upgrades nearing completion in Picton and Wellington

TRANZ RAIL

Summary Comments On Operations for Quarter Ended 31 December 2001

- Net profit : $50.8 million; (2001: profit $9.8 million)
- Operating profit before reorganisation costs and abnormal gains $12.5 million; (2001: profit $11.5 million)
- Freight revenue $114.1 million down $7.7 million (6%). RTK's down 8% on last year; rates up; Volume down due to: Forestry rationalisation, seasonal swings, slow domestic markets, and implementation of change initiatives
- Passenger revenue $38.5 million up $1.1 million (3%) due to IIL
- Miscellaneous revenue includes gain on sale of Auckland Corridors of $58.3 million and gain on sale of Tranz Scenic of $5.8 million (half of full gain on sale of that business)
- Operating costs $147.0 million, down $4.0 million (2.6%). Cost reductions mainly due to fuel
- Direct cost of change of $20.2 million (2001: $0.0 million), includes a 31 December 2001 provision for redundancy and costs related to outsourcing of engineering functions. But change also includes indirect costs in labour, consulting, training, travel, communications and disruption to business operations

Net Profit (Second Quarter 2002 Fiscal Year)

	2002 $M	2001 $M	Change $M	%
Revenue (normal)	159.5	162.5	(3.0)	(1.8)%
Revenue (abnormal)	64.1	0.0	64.1	-
Operating Costs (normal)	(147.0)	(151.0)	4.0	(2.6)%
Operating Costs (abnormal)	(20.2)	0.0	(20.2)	-
Operating Profit Before Abnormals	**12.5**	**11.5**	**1.0**	**8.7%**
Operating Profit After Abnormals	**56.4**	**11.5**	**44.9**	**390.4%**
Interest & Finance	(5.7)	(5.8)	0.1	(1.7)%
	50.7	**5.7**	**45.0**	
Taxation	0.0	4.1	(4.1)	
	50.7	**9.8**	**40.9**	
Equity Income	0.1	0.0	0.1	
Net Income	**50.8**	**9.8**	**41.0**	

TRANZ RAIL

Revenue (Second Quarter 2002 Fiscal Year)

	2002 $M	2001 $M	Change $M	%
Freight Revenue				
- Agricultural & food	41.8	46.0	(4.2)	(9.1)%
- Manufactured	18.2	19.7	(1.5)	(7.6)%
- Forestry	14.0	18.7	(4.7)	(25.1)%
- Coal	8.8	8.6	0.2	2.3%
- Fertiliser, minerals & aggregates	3.0	3.9	(0.9)	(23.1)%
- Other freight	28.3	24.9	3.4	13.7%
	114.1	121.8	(7.7)	(6.3)%
Passenger Revenue	38.5	37.4	1.1	2.9%
Miscellaneous Revenue	71.0	3.3	(67.7)	2051.5%
TOTAL REVENUE	**223.6**	**162.5**	**61.1**	**37.6%**

Costs (Second Quarter 2002 Fiscal Year)

	2002 $M	2001 $M	Change $M	%
Labour & related	52.4	50.6	(1.8)	(3.6)%
Lease & Rental	17.2	15.9	(1.3)	(8.2)%
Contractor	17.2	15.9	(1.3)	(8.2)%
Fuel & traction electricity	15.1	19.7	4.6	23.4%
Depreciation	12.2	12.4	0.2	1.6%
Purchased Services	12.1	12.1	0.0	0.0%
Materials & supplies	8.0	8.2	0.2	2.4%
Casualties & insurance	2.9	6.3	3.4	54.0%
Other expenses	9.9	9.9	0.0	0.0%
Operating Costs	**147.0**	**151.0**	**4.0**	**2.6%**
Reorganisation Costs	20.2	0.0	(20.2)	-
Total Costs	**167.2**	**151.0**	**(16.2)**	**(10.7)%**

TRANZ RAIL

Summary Comments On Operations for Six Months Ended 31 December 2001

- Net profit: $43.3 million; (2001 loss $6.7 million)
- Operating profit before re-organisation costs and abnormal gains $13.7 million (2001: profit $17.3 million)
- Freight revenue $221.5 million down $9.6 million (4%). RTK's down 9% on last year; rates up. Volume losses mainly in Forestry sector, but also general domestic
- Passenger revenue $68.2 million up $4.3 million (7%), due to IIL
- Miscellaneous revenue includes gain on sale of Auckland Corridor of $58.3 million and gain on sale of Tranz Scenic of $5.8 million (half of full gain on sale of that business)
- Operating costs $289.1million up $0.7 million (0.2%)
- Direct cost of change $23.7 million (2001: $16.5 million); includes redundancy and costs related to outsourcing and management changes. But change also includes indirect costs in labour, consulting, training, travel, communications and disruption to business operations

Net Profit (6 Months Ended 31 December 2001)

	2002 $M	2001 $M	Change $M	%
Revenue (normal)	302.8	305.7	(2.9)	(0.9)%
Revenue (abnormal)	64.1	0.0	64.1	-
Operating Costs (normal)	(289.1)	(288.4)	(0.7)	0.2%
Operating Costs (abnormal)	(23.7)	(16.5)	(7.2)	43.6%
Operating Profit Before Abnormals	**13.7**	**17.3**	**(3.6)**	**(20.8)%**
Operating Profit After Abnormals	**54.1**	**0.8**	**53.3**	
Interest & Finance	(11.2)	(11.6)	0.4	(3.4)%
	42.9	**(10.8)**	**53.7**	
Taxation	0.0	4.1	(4.1)	
	42.9	**(6.7)**	**49.6**	
Equity Income	0.4	0.0	0.4	
Net Income	**43.3**	**(6.7)**	**50.0**	

TRANZ RAIL

Revenue (6 Months Ended 31 December 2001)

	2002 $M	2001 $M	Change $M	%
Freight Revenue				
- Agricultural & food	79.5	80.3	(0.8)	(1.0)%
- Manufactured	35.0	38.9	(3.9)	(10.0)%
- Forestry	30.2	37.8	(7.6)	(20.1)%
- Coal	17.9	17.1	0.8	4.7%
- Fertiliser, minerals & aggregates	6.1	8.2	(2.1)	(25.6)%
- Other freight	52.8	48.8	4.0	8.2%
	221.5	231.1	(9.6)	(4.2)%
Passenger Revenue	68.2	63.9	4.3	6.7%
Miscellaneous Revenue	77.2	10.7	66.5	621.5%
TOTAL REVENUE	**366.9**	**305.7**	**61.2**	**20.0%**

Costs (6 Months Ended 31 December 2001)

	2002	2001	Change	
	$M	$M	$M	%
Labour & related	102.3	101.9	(0.4)	(0.4)%
Lease & Rental	34.9	27.9	(7.0)	(25.1)%
Fuel & traction electricity	32.1	35.8	3.7	10.3%
Contractor	31.5	31.4	(0.1)	(0.3)%
Depreciation	25.3	24.9	(0.4)	(1.6)%
Purchased Services	24.9	24.0	(0.9)	(3.8)%
Materials & supplies	15.4	14.6	(0.8)	(5.5)%
Casualties & insurance	4.0	9.1	5.1	56.0%
Other expenses	18.7	18.8	0.1	0.5%
Operating Costs	**289.1**	**288.4**	**(0.7)**	**(0.2)%**
Reorganisation Costs	23.7	16.5	(7.2)	(43.6)%
Total Costs	**312.8**	**304.9**	**(7.9)**	**(2.6)%**

Tranz Rail

Tranz Rail Holdings Limited
Tranz Rail Limited
Tranz Rail Finance Limited
Smales Farm
Cnr Taharoto & Northcote Roads
Takapuna
New Zealand
Direct Telephone: (+64-9) 270 5046
Confidential Fax: (+64-9) 270 5039
E-mail: mbloomer@tranzrail.co.nz

Mailing Address:
Private Bag 92138
Auckland Mail Centre
New Zealand

Mark A L Bloomer
Executive Manager and
Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TRANZ RAIL HOLDINGS LIMITED
(Registrant)

By: ______________________________
MARK A.L. BLOOMER,
Executive Manager and Chief
Financial Officer

Date: **7 February 2002**